Filed Pursuant to Rule 433
Registration No. 333-149361
June 8, 2009
PRICING TERM SHEET
Floating Rate Senior Notes due June 10, 2010

Issuer:	Pacific Gas and Electric Company
Size:	$500,000,000
Maturity Date:	June 10, 2010
Coupon:	3-month USD LIBOR+95 basis points
Interest Payment Dates:	September 10, 2009, December 10, 2009 and March 10, 2010, and on the Maturity Date
Day Count Convention:	Actual/360
Price to Public:	100%
Benchmark:	3-month USD LIBOR
Spread to Benchmark:	+95 basis points
Expected Settlement Date:	June 11, 2009
CUSIP:	694308 GR2
Anticipated Ratings:	A3 by Moody’s Investors Service, Inc. A-2 by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated
Co-Managers:	Loop Capital Markets, LLC The Williams Capital Group, L.P.
Description of Floating Rate Senior Notes
Rate of Interest
The interest rate on the Floating Rate Senior Notes due June 10, 2010 (the “senior notes”) will be reset quarterly on September 10, 2009, December 10, 2009 and March 10, 2010 (each, an “interest reset date”). The senior notes will bear interest at a per annum rate equal to three-month LIBOR (as defined below) for the applicable interest reset period or initial interest period (each as defined below) plus 0.95% (95 basis points). The interest rate for the initial interest period will be three-month LIBOR, determined as of two London business days (as defined below) prior to the original issue date, plus 0.95% (95 basis points) per annum. The interest rate on the senior notes will in no event be higher than the maximum rate permitted by California law as the same may be modified by United States law of general application.
The “initial interest period” will be the period from and including the original issue date to but excluding the initial interest reset date. Thereafter, each “interest reset period” will be the period from and including an interest reset date to but excluding the immediately succeeding interest reset date; provided that the final interest reset period for the senior notes will be the period from and including the interest reset date immediately preceding the maturity date of such senior notes to but excluding the maturity date.
If any interest reset date would otherwise be a day that is not a Business Day, the interest reset date will be postponed to the immediately succeeding day that is a Business Day, except that if that Business Day is in the immediately succeeding calendar month, the interest reset date shall be the immediately preceding Business Day.
The interest rate in effect on each day will be (i) if that day is an interest reset date, the interest rate determined as of the interest determination date (as defined below) immediately preceding such interest reset date or (ii) if that day is not an interest reset date, the interest rate determined as of the interest determination date immediately preceding the most recent interest reset date or the original issue date, as the case may be.
“Business Day” means any day (1) that is not a Saturday or Sunday and that is not a day on which banking institutions are authorized or obligated by law or executive order to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment, and (2) that is also a “London business day”, which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
Interest Rate Determination
The interest rate applicable to each interest reset period commencing on the related interest reset date, or the original issue date in the case of the initial interest period, will be the rate determined as of the applicable interest determination date. The “interest determination date” will be the second London business day immediately preceding the original issue date, in the case of the initial interest reset period, or thereafter the applicable interest reset date.
The Bank of New York Mellon Trust Company, N.A., or its successor appointed by Pacific Gas and Electric Company, will act as calculation agent. Three-month LIBOR will be determined by the calculation agent as of the applicable interest determination date in accordance with the following provisions:
(i) LIBOR is the rate for deposits in U.S. dollars for the 3-month period which appears on
Reuters Screen LIBOR01 Page (as defined below) at approximately 11:00 a.m., London time, on the applicable interest determination date. “Reuters Screen LIBOR01 Page” means the display designated on page “LIBOR01” on Reuters Screen (or such other page as may replace the
LIBOR01 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Reuters Screen
LIBOR01 Page, LIBOR for such interest determination date will be determined in accordance with the provisions of paragraph (ii) below.

(ii) With respect to an interest determination date on which no rate appears on Reuters
Screen LIBOR01 Page as of approximately 11:00 a.m., London time, on such interest determination date, the calculation agent shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the
London interbank market selected by the calculation agent (after consultation with us) to provide the calculation agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London business day immediately following such interest determination date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such interest determination date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of such quotations as calculated by the calculation agent. If fewer than two quotations are provided, LIBOR for such interest determination date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such interest determination date by three major banks (which may include affiliates of the underwriters) selected by the calculation agent (after consultation with us) for loans in
U.S. dollars to leading European banks having a three-month maturity commencing on the second London business day immediately following such interest determination date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the calculation agent are not quoting such rates as mentioned in this sentence, LIBOR for such interest determination date will be LIBOR determined with respect to the immediately preceding interest determination date.
All percentages resulting from any calculation of any interest rate for the senior notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655), and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.
Promptly upon such determination, the calculation agent will notify Pacific Gas and Electric Company and the trustee (if the calculation agent is not the trustee) of the interest rate for the new interest reset period. Upon request of a holder of the senior notes, the calculation agent will provide to such holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next interest reset period.
All calculations made by the calculation agent for the purposes of calculating interest on the senior notes shall be conclusive and binding on the holders and Pacific Gas and Electric Company, absent manifest errors.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 877-858-5407 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

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